Exhibit 99.1

210 Shields Court Markham, Ontario, Canada L3R 8V2 Tel: (905) 479-8762 ·Fax: (905) 479-5235 Website: www.coolbrandsinc.com

May 4, 2007

BY SEDAR

To:      Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
L’Autorité des marches financiers
Nova Scotia Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Re:      CoolBrands International Inc. (the “Company”)
Filing of Financial Statements for the Period Ending February 28, 2007

We wish to inform you that the consolidated financial statements of the Company for the second quarter ended February 28, 2007 have been amended to correct certain typographical errors contained in Note 5 to the consolidated financial statements previously filed under project number 01096073.

Yours truly,

“Ken MacKenzie”

Ken J. MacKenzie
Chief Financial Officer and Corporate Secretary

CoolBrands International Inc.

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended February 28, 2007.

CoolBrands International Inc.
Consolidated Balance Sheets
As at February 28, 2007 and August 31, 2006

(Unaudited)
(Amounts expressed in thousands of U.S. dollars)

	February 28, 2007	August 31, 2006
Assets
Current assets:
Cash	$55,102	$393
Restricted cash	864	-
Receivables, net	1,970	9,980
Inventories	3,315	6,978
Income taxes recoverable	11,000	11,000
Prepaid expenses	336	740
Current assets of discontinued operations held for sale (Note 3)	8,351	43,174

Total current assets	80,938	72,265

Non-current assets of discontinued operations held for sale (Note 3)	1,272	64,498

Property, plant and equipment	2,045	3,918

Property, plant and equipment subject to bankruptcy proceeding (Note 5)	18,061	18,386

Intangible and other assets	386	993

Goodwill	488	488

	$103,190	$160,548
Liabilities and Shareholders’ Equity
Current liabilities:
Secured notes payable to a related company (Note 4)	$21,674	$-
Notes payable in default	-	10,077
Notes payable of majority owned subsidiary in default	-	23,501
Accounts payable	11,183	18,740
Accrued liabilities	12,420	14,615
Current liabilities of discontinued operations held for sale (Note 3)	4,828	24,897
Income taxes payable	6	140
Other liabilities	4,407	4,287

Total current liabilities	54,518	96,257

Long-term debt, including obligations under capital leases	278	348

Non-current liabilities of discontinued operations held for sale (Note 3)	-	825

Deferred income taxes	2,000	2,000

Total liabilities	56,796	99,430

Commitments and contingencies

Shareholders’ Equity:
Capital stock	97,804	97,804
Additional paid-in-capital	40,581	38,812
Accumulated other comprehensive loss	(2,812)	(1,464)
Accumulated deficit	(89,179)	(74,034)

Total shareholders’ equity	46,394	61,118
	$103,190	$160,548

CoolBrands International Inc.
Consolidated Statements of Operations
For the three and six months ended February 28, 2007 and 2006

(Unaudited)
(Amounts expressed in thousands of U.S. dollars, except for per share data)

	For the three months ended		For the six months ended
	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006
Net revenues:
Net sales	$12,361	$14,705	$20,116	$36,809

Interest, royalties, licensing and consumer products license revenue and other income	1,298	774	1,556	1,590

Total net revenues	13,659	15,479	21,672	38,399

Cost of goods sold	12,331	20,495	18,879	42,934
Selling, general and administrative expenses	7,708	7,620	15,163	16,445
Interest expense	1,247	313	1,658	710
Provision for impairment	-	-	725	-
Loss from continuing operations before income taxes and minority interest	(7,627)	(12,949)	(14,753)	(21,690)

Minority interest	-	(1,890)	-	(3,660)

Loss before income taxes	(7,627)	(11,059)	(14,753)	(18,030)

Recovery of income taxes	-	(5,179)	-	(8,068)

Net loss from continuing operations	(7,627)	(5,880)	(14,753)	(9,962)

Discontinued operations:

Loss from discontinued operations	(3,643)	(2,478)	(3,041)	(2,800)
Gain on sale of discontinued operations	970	406	2,649	406
Net income (loss) from discontinued operations	(2,673)	(2,072)	(392)	(2,394)
Net loss	$(10,300)	$(7,952)	$(15,145)	$(12,356)

Per share data:
(Loss) per share (basic and diluted):
Continuing operations	$(0.13)	$(0.10)	$(0.26)	$(0.18)
Discontinued operations	(0.05)	(0.04)	(0.01)	(0.04)
	$(0.18)	$(0.14)	$(0.27)	$(0.22)

Weighted average shares outstanding:

Shares used in per share calculation - basic	56,075	56,033	56,075	56,022
Shares used in per share calculation - diluted	56,075	56,033	56,075	56,022

CoolBrands International Inc.
Consolidated Statements of Shareholders’ Equity
For the six months ended February 28, 2007

(Unaudited)
(Amounts expressed in thousands of U.S. dollars)

Capital stock	Capital stock	Additional paid-in-capital	Accumulated other comprehensive losses	Accumulated deficit	Total shareholders’ equity
Balance at August 31, 2006	$97,804	$38,812	$(1,464)	$(74,034)	$61,118
Comprehensive loss:
Net loss				(15,145)	(15,145)
Other comprehensive loss, net of income taxes:
Currency translation adjustment			(1,348)		(1,348)
Total comprehensive loss					(16,493)
Fair value of warrants granted for services		1,764			1,764
Stock-based compensation expense		5			5
Balance at February 28, 2007	$97,804	$40,581	$(2,812)	$(89,179)	$46,394

CoolBrands International Inc.
Consolidated Statements of Cash Flows
For the three and six months ended February 28, 2007 and 2006

(Unaudited)
(Amounts expressed in thousands of U.S. dollars)
	For the three months ended		For the six months ended
	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006
Cash and short term investments provided by (used in):
Operating activities:
Net loss	$(10,300)	$(7,952)	$(15,145)	$(12,356)
Adjustments to reconcile net loss to net cash flows from operating activities
Net loss from discontinued operations	3,643	2,478	3,041	2,800
Gain on sale of discontinued operations	(970)	(406)	(2,649)	(406)
Provision for asset impairment	-	-	725	-
Depreciation and amortization	349	1,781	922	3,075
Stock-based compensation expense	-	357	5	620
Fair value of warrants issued for services	-	-	1,764	-
Expenses paid in connection with purchase of indebtedness	-	-	267	-
Excess tax benefits from stock-based compensation	-	(141)	-	(245)
Other	(261)	-	-	-
Deferred income taxes	-	(745)	-	(2,038)
Minority interest	-	(1,770)	-	(3,660)
Cash effect of changes from continuing operations:
Receivables	(103)	(1,832)	8,010	9,163
Inventories	754	3,164	3,663	3,837
Income taxes recoverable	-	(4,862)	-	(4,374)
Prepaid expenses	525	408	404	222
Accounts payable	(3,166)	(9,548)	(7,557)	(21,128)
Accrued liabilities	(545)	(7,975)	(2,195)	(8,341)
Income taxes payable	(132)	2,622	(134)	2,622
Other assets	1,164	11	607	(407)
Other liabilities	146	(449)	120	(525)
Cash (used in) provided by operating activities	(8,896)	(24,859)	(8,152)	(31,141)
Investing activities:
Purchase of (proceeds from sale of) property, plant and equipment	1,276	(1, 079)	1,276	(1,755)
Redemption of investments	-	-	-	7,500
Change of notes receivable	-	(231)	-	(231)
Cash provided by investing activities	1,276	(1,310)	1,276	5,514
Financing activities:
Proceeds from issuance of Class A and B shares	-	-	-	92
Change in revolving line of credit, secured	(696)	(3,612)	(10,077)	(3,612)
Repayment of notes payable of majority owned subsidiary in default	-	-	(2,094)	-
Repayment of long-term debt	(70)	(2,068)	(70)	(3,745)
Increase in restricted cash	(864)	-	(864)	-
Excess tax benefits from stock-based compensation	-	141	-	245
Cash (used in) financing activities	(1,630)	(5,539)	(13,105)	(7,020)
Effect of foreign currency translation on cash balances	(1,316)	(49)	(1,348)	(42)
Cash flows provided by (used in) discontinued operations
Net income (loss) from discontinued operations	(3,643)	(2,478)	(3,041)	(2,800)
Operating	4,724	19,108	3,140	17,045
Investing	62,953	8,033	75,939	8,033
Cash provided by(used in) discontinued operations	64,034	24,663	76,038	22,278
Increase (decrease) in cash and cash equivalents	53,468	(7,094)	54,709	(10,411)
Cash and cash equivalents - beginning of period	1,634	20,745	393	24,062
Cash and cash equivalents - end of period	$55,102	$13,651	$55,102	$13,651
Non-cash financing activities:
Purchase of indebtedness by 2118769 Ontario Inc.	-	-	$21,407	-
Payment of expenses in connection with purchase of indebtedness by 2118769 Ontario Inc.	-	-	$267	-

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
February 28, 2007 and 2006
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

1.     Significant accounting policies

The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in the United States of America for interim financial statements. The financial statements have, in management’s opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company’s audited financial statements for the year ended August 31, 2006. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.

Certain amounts have been reclassified in the February 28, 2006 financial statements presented to conform to the presentation used at February 28, 2007. Additionally, the assets and liabilities of the foodservice segment have been reclassified in the August 31, 2006 consolidated balance sheet to assets and liabilities of discontinued operations held for sale, to conform to the presentation used at February 28, 2007.

2.     Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

3.     Discontinued operations

Effective December 23, 2005, the Company sold substantially all of its franchising and licensing segment to International Franchise Corp. for a cash consideration of $8,000 in a related party transaction. International Franchise Corp. is a company controlled by Aaron Serruya, a director of CoolBrands and the former senior executive who was responsible for the franchising division at CoolBrands, who is the brother of Michael Serruya, the Company’s Chairman, President and CEO. Aaron Serruya resigned as executive vice president of CoolBrands as a result of this transaction, but continues as a director. The operating results and the net cash flows of the franchising and licensing segment were included in net loss from discontinued operations and cash flows from discontinued operations in the consolidated statement of operations and consolidated statement of cash flows for the three and six months ended February 28, 2006.

During Fiscal 2006, the Company’s Board of Directors approved the decision to sell its Value America division, part of its dairy components segment, Eskimo Pie Frozen Distribution, part of its frozen dessert segment, and CoolBrands Dairy Inc. (“CBD”), its yogurt segment and began actively marketing these businesses for sale.

On September 1, 2006, Eskimo Pie Corporation, a wholly owned subsidiary of the Company, entered into an asset purchase agreement with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavor and ingredients division, which comprised substantially all of the dairy components segment. The sale of assets was consummated September 14, 2006 for a price of $8,250, of which $7,500 was paid in cash and $750 was placed in escrow subject to collection of certain accounts receivable. The Company recorded a gain on the sale of $1,679 in its financial statements for the three months ended November 30, 2006. The Company classified the assets and liabilities of Value America as assets and liabilities of discontinued operations held for sale on the balance sheet as of February 28, 2007 and August 31, 2006, and included the components of its operating results in net income (loss) from discontinued operations on the consolidated statements of operations and the components of cash flows as net cash flows from discontinued operations on the consolidated statements of cash flows for the three and six months ended February 28, 2007 and 2006.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
February 28, 2007 and 2006
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

On November 14, 2006, the Company announced that its wholly owned subsidiary, Eskimo Frozen Distribution Inc. (“EPFD”) had entered into a definitive agreement to sell substantially all of its direct store door (“DSD”) frozen distribution assets in Florida, California, Oregon and Washington for a net sales price of $5,736, which equaled the carrying value of the related assets sold, net of the liabilities assumed by an unaffiliated third party. The transaction closed on November 17, 2006. The Company has classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of February 28, 2007 and August 31, 2006, and included the components of operating results of EPFD as net income (loss) from discontinued operations on the consolidated statements of operations and its cash flows as cash flows from discontinued operations on the consolidated statements of cash flows for the three and six months ended February 28, 2007 and 2006.

On January 30, 2007, the Company consummated the sale of 100% of the issued and outstanding stock of CBD, which included the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party. The Company received cash of $45,000, a note of $5,000 and warrants. The Company recorded a loss on impairment of $5,428 in fiscal 2006 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement. The Company has classified CBD’s net assets and liabilities as assets and liabilities of discontinued operations held for sale on the consolidated balance sheets as of February 28, 2007 and August 31, 2006 and included the components of operating results in net loss from discontinued operations on the consolidated statements of operations and its cash flows as cash flows from discontinued operations on the consolidated statements of cash flows for the three and six months ended February 28, 2007 and 2006.

On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s, an indirect subsidiary of Nestlé S.A., for a purchase price of approximately $18,925. Included in the sale was approximately $4,000 in inventory and accounts receivables. Dreyer’s also assumed related liabilities in the amount of approximately $1,000. The Company utilized a portion of the proceeds to payoff the Corporate Credit Facility (see Note 4). The Company has recorded the assets and liabilities of the foodservice segment as assets and liabilities of discontinued operations held for sale on the consolidated balance sheets at February 28, 2007 and August 31, 2006 and recorded the results of operations and cash flows as net income from discontinued operations and cash flows from discontinued operations on the statement of operations and statement of cash flows for the three and six months ended February 28, 2007.

Below is a condensed schedule, by operating segment as previously reported, of the assets and liabilities held for sale of discontinued operations. The operating results of the discontinued operations will be disclosed in the Company’s annual financial statements.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
February 28, 2007 and 2006
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

	Frozen Dessert (EPFD)	Foodservice	Yogurt (CBD	)	Dairy Components (Value America	)	Total
As of February 28, 2007
Total current assets	$1,327	$1,099	$5,000		$925		$8,351
Total non-current assets	-	1,272	-		-		1,272
Total current liabilities	2,060	2,481	-		287		4,828
Total non-current liabilities	-	-	-		-		-
Net assets	$(733)	$(110)	$5,000		$638		$4,795

	Frozen Dessert (EPFD)	Foodservice	Yogurt (CBD	)	Dairy Components (Value America	)	Total
As of August 31, 2006
Total current assets	$19,197	$5,032	$14,441		$4,504		$43,174
Total non-current assets	65	12,571	49,132		2,730		64,498
Total current liabilities	9,915	2,007	11,949		1,026		24,897
Total non-current liabilities	-	-	825		-		825
Net assets	$9,347	$15,596	$50,799		$6,208		$81,950

4.     Related party transactions

As of August 31, 2006, the Company had $10,077 outstanding under a $48,000 senior secured revolving credit facility (the “Corporate Credit Facility”) and Americana Foods Limited Partnership (“Americana Foods”) had $23,501 outstanding under a $25,500 senior secured credit facility consisting of an $8,000 senior secured revolving credit facility and an aggregate of $17,500 in term loans (the “Americana 2006 Term Loans”), in which Americana Foods is the borrower (in the aggregate, the “Americana Loan Facility”). The amounts outstanding under the two facilities at August 31, 2006 were included in its current liabilities as notes payable in default and notes payable of majority owned subsidiary in default on the balance sheet at August 31, 2006.

The Company was in default under certain of its financial covenants under each of its credit facilities as of August 31, 2006 and reflected all of its bank debt as current liabilities. In October 2006, Americana Foods was advised by its lenders that because of continuing defaults, they would no longer lend to Americana Foods and demanded full and immediate repayment of all of amounts outstanding under the American Credit Facility, which aggregated approximately $21,830 and which was guaranteed by the Company. The Company, through certain of its subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code in the United States Bankruptcy Court, Northern District of Texas. As a result, Americana Foods ceased operations and an independent trustee was appointed to oversee the liquidation of the assets and liabilities of Americana Foods. In November 2006, 2118769 Ontario Inc. (“2118769”), a company controlled by Michael Serruya, the Chairman, President and CEO of the Company, purchased all of Americana Foods’ bank indebtedness, which aggregated $21,407, (excluding accrued interest and professional fees totaling $267, which was paid by 2118769) from the lender. 2118769 received a first lien security interest in the assets of Americana Foods. The Company remains the guarantor of the Americana Foods debt. The independent trustee has sold or liquidated substantially all of the assets of Americana Foods and is completing his accounting. In March 2007, the trustee made an initial payment to 21188769 of $13,000. To the extent that the proceeds from the liquidation are not sufficient to pay 2118769, the Company may be required to make a payment under its guarantee.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
February 28, 2007 and 2006
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

Additionally, the Company continued to be in default under its Corporate Credit Facility. In connection with the purchase of the indebtedness outstanding under the Americana Credit Facility by 2118769, the Company and the lender (a “Senior Lender”) amended the Corporate Credit Facility (the “Amendment”) and agreed to reduce the maximum amount of the Corporate Credit Facility to $8,000, subject to a borrowing base. Mr. Serruya, through the holding company (also a “Senior Lender”), issued an irrevocable letter of credit with a face value of $5,000 in favor of the lender. In February 2007 the letter of credit was cancelled. The Senior Lenders and the Company also entered into a forbearance agreement which changed the maturity date of the Corporate Credit Facility from April 21, 2009 to May 17, 2007. The Amendment also required the Company to utilize proceeds from the sales of assets to reduce the indebtedness based upon a specified schedule. The Company completed the sale of the foodservice segment on January 24, 2007 and utilized a portion of the proceeds to pay off in full the Corporate Credit Facility.

Mr. Serruya received warrants to purchase 5.5 million subordinate voting shares of the Company in connection with the acquisition of the senior indebtedness as compensation for services. The exercise price of each warrant is $0.50 Cdn and the term of the warrants is five years from the date of the grant. The warrants issued by the Company in connection with this transaction were valued at $1,764 ($1,980 Cdn) using the Black-Scholes pricing model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate. The expense related to the warrants was included in selling, general and administrative expense in the first quarter of fiscal 2007.

5.     Americana Foods

In 2002, the Company entered into a joint venture agreement to acquire 50.1% interest in Americana Foods, a manufacturer and processor of frozen desserts. Americana Foods generated losses in each year of its operations. In April 2006, the Company refinanced the debt of Americana Foods, under the Americana Credit Facility, as previously discussed, but Americana Foods was in default under the facility as of May 2006 and August 2006. In October 2006, certain subsidiaries of the Company, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations. The operations of Americana Foods up to its closing in October 2006 are included in loss from continuing operations. The assets of Americana Foods are included in accounts receivable and property, plant and equipment based upon the estimated fair value, which totaled $20,014 and the liabilities including amounts payable to 2118769 are recorded at their historic value, which totaled $31,596 at February 28, 2007. Additionally, Americana Foods generated a net loss of $(1,309) in the first quarter of fiscal 2007 as compared to a loss of $(3,507) in the first quarter of fiscal 2006 which are included in continuing operations. (See Note 4, “Related Party Transactions,” and Note 7, “Litigation.”).

Because generally accepted accounting principles do not permit classifying Americana Foods as a discontinued operation, the Company has provided below a pro forma balance sheet removing the assets and liabilities of Americana Foods. Management has provided this pro forma information due to a loss of control over the subsidiary as a result of the aforementioned bankruptcy filing. The pro forma column reflects the reclassification of the assets, liabilities and accumulated deficit of Americana Foods as consolidated in the balance sheet as at February 28, 2007 and August 31, 2006.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
February 28, 2007 and 2006
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

	February 28, 2007	Pro forma adjustment	February 28, 2007 Pro forma	August 31, 2006 Pro forma
Assets
Current assets:
Cash	$55,102		$55,102	$393
Restricted cash	864		864	-
Receivables, net	1,970	(383)	1,587	3,898
Inventories	3,315	(1,570)	1,745	5,408
Income taxes recoverable	11,000		11,000	11,000
Prepaid expenses	336		336	740
Current assets of discontinued operations held for sale	8,351		8,351	43,174
Current assets of Americana Foods	-	1,953	1,953	7,652

Total current assets	80,938	-	80,938	72,265

Non-current assets of discontinued operations held for sale	1,272		1,272	64,498

Property, plant and equipment	2,045		2,045	3,918

Property, plant and equipment of Americana Foods	18,061		18,061	18,386

Intangible and other assets	386		386	993

Goodwill	488		488	488
	$103,190	-	$103,190	$160,548

Liabilities and Shareholders’ Equity
Current liabilities:
Secured notes payable to a related company	$21,674	(21,674)	$-	$-
Notes payable in default	-		-	10,077
Notes payable of majority owned subsidiary in default	-		-	-
Accounts payable	11,183	(5,223)	5,960	10,005
Accrued liabilities	12,420	(3,399)	9,021	10,660
Current liabilities of discontinued operations held for sale	4,828		4,828	24,897
Income taxes payable	6		6	140
Other liabilities	4,407	(1,300)	3,107	4,287
Current liabilities of Americana Foods		31,596	31,596	36,191

Total current liabilities	54,518	-	54,518	96,257

Long-term debt, including obligations under capital leases	278		278	348

Non-current liabilities of discontinued operations held for sale	-		-	825

Deferred income taxes	2,000		2,000	2,000

Total liabilities	56,796		56,796	99,430

Shareholders’ Equity:

Capital stock	97,804		97,804	97,804
Additional paid-in-capital	40,581		40,581	38,812
Accumulated other comprehensive loss	(2,812)		(2,812)	(1,464)
Accumulated deficit	(89,179)	11,581	(77,598)	(63,881)
Deficit of Americana Foods		(11,581)	(11,581)	(10,153)

Total shareholders’ equity	46,394	-	46,394	61,118

	$103,190	-	$103,190	$160,548

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
February 28, 2007 and 2006
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

7.     Litigation

In September 2006, American Foods Corporation (“AFC”), the Company’s 49.9% joint venture partner in Americana Foods, filed a complaint in the Supreme Court of the State of New York against the Company, IBI, CBA Foods, LLC, CB Americana and certain officers and directors of the Company and Americana Foods. The complaint alleges gross mismanagement of the business operations of Americana Foods and seeks to prevent the Company from selling control of the Company to a third party without paying AFC the financial return required by certain provisions of the American Limited Partnership Agreement, or sell any part of the foodservice segment without using the sales proceeds to repay the debt of Americana Foods. The Company has informed AFC that it does not believe that there are any amounts due AFC. The Company intends to vigorously defend against this complaint.

The Company was served notice on March 12, 2007 by Godiva Chocolatier, Inc. and Godiva Brands, Inc. alleging that the Company has breached its license agreement and the licensor has filed a claim in the Supreme Court of the State of New York for damages of $14 million for breach of contract plus additional damages. The outcome and resolution of such claim is uncertain at this time.

In addition, the Company is a party to legal proceedings and disputes which arise in the ordinary course of business. In the opinion of the Company, it is unlikely that the liabilities, if any, arising from these legal proceedings and disputes will have a material adverse effect on the consolidated financial position of the Company.

8.     Subsequent Events

On March 30, 2007 the Company, through its subsidiaries, sold its Whole Fruit and Fruit-A-Freeze assets to J&J Snack Foods Corp. for cash proceeds of approximately $4.6 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Tabular amounts expressed in thousands of U.S.dollars, except per share data)

This management’s discussion and analysis (“MD&A”) addresses the results of operations and financial position of CoolBrands International Inc. (“CoolBrands” or the “Company”) for the three and six months ended February 28, 2007, compared to the three and six months ended February 28, 2006. This MD&A is dated May 3, 2007 and has been approved by the Board of Directors of CoolBrands on the recommendation of the Audit Committee.

This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the related notes, which may be accessed on the Internet at www.sedar.com. Additional information relating to the Company, including the Company’s Annual Information Form, can also be accessed on the SEDAR website.

Unless otherwise indicated, all financial information herein is prepared in accordance with United States generally accepted accounting principles and all dollar amounts referred to herein are in thousands of United States dollars, except per share data.

The information in this document contains certain forward-looking statements with respect to CoolBrands International Inc., its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget" "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting CoolBrands specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include existing and potential litigation involving the Company; fluctuations in consumption of CoolBrands’ products and services; the ability of CoolBrands to effectively manage the risks inherent with divestitures, mergers and acquisitions; the effect on foreign operation of political, economic and regulatory risks; currency risk exposure; the ability to recruit and retain qualified employees; and other risks described from time to time in publicly filed disclosure documents of CoolBrands and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. CoolBrands disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

About CoolBrands International Inc.

Beginning in the latter part of fiscal 2006 and carrying on into fiscal 2007, CoolBrands has been in the process of selling its operating business units in an effort to eliminate operating losses and to raise cash to repay its debt obligations. The Fiscal 2006 MD&A discusses the sale of the franchising and licensing segment which occurred during Fiscal 2006 and the Company’s decision to sell other businesses including its dairy component segment (Value America), Eskimo Pie Frozen Distribution Inc. (“EPFD”), which was part of the frozen dessert segment, and Coolbrands Dairy Inc. (“CBD”), its yogurt segment. Accordingly, the Company accounted for these businesses as discontinued operations as of and for the year ended August 31, 2006 and for all comparative periods presented. The dairy component segment (Value America) and EPFD were sold to unaffiliated third parties during the first quarter of Fiscal 2007. CBD was sold on January 30, 2007 to an unaffiliated third party. Additionally, in early Fiscal 2007, the Company began marketing its foodservice segment for sale and on January 24, 2007, sold the foodservice segment to an unaffiliated third party and on March 30, 2007, the Company sold its Whole Fruit and Fruit-A-Freeze operations in its frozen dessert segment. The Company’s Board of Directors is currently evaluating the future direction of the Company.

Comparison of Quarters ended February 28, 2007 and 2006

In the second quarter of Fiscal 2007, the Company operated in the frozen dessert segment , CBD (until it was sold on January 30, 2007) and the foodservice segment (until it was sold on January 24, 2007). The operating results and cash flows of the businesses sold have been reclassified in the second quarter of Fiscal 2006’s statement of operations and statement of cash flows to discontinued operations for comparative purposes.

Sales

Revenue from continuing operations decreased in the second quarter of fiscal 2007 by $1,820 or 11.8% to $13,659, compared with $15,479 in the second quarter of Fiscal 2006. The decrease was primarily attributable to the closing of the Americana Foods L.P. (“Americana Foods”) plant in October 2006 (Americana Foods was a 50.1% owned subsidiary of the Company) and an overall reduction in sales activities as the Company reduced the volume of operations in the business units it continued to hold.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $88, or 1.2%, from $7,620 in the second quarter of Fiscal 2006 to $7,708 in the second quarter of Fiscal 2007 due primarily to payroll related matters, including severance payments and stay bonuses paid to former employees in the amount of $4,600. Offsetting these payroll related payments was a general reduction in almost all other expense categories as the Company significantly reduced its operations.

Interest expense

Interest expense was $1,247 in the second quarter of Fiscal 2007, compared with $313 for the second quarter of Fiscal 2006. For the year to date, interest expense was $1,658 compared to $710 in the prior year. The increase in interest expense was primarily due to interest incurred on the Americana Foods debt.

(Recovery of) provision for income taxes

The effective tax rate for the second quarter of Fiscal 2007 was Nil as valuation allowances were provided against any deferred tax assets and the recovery of taxes previously paid has been fully accrued. The effective (benefit) tax rate was (46.8%) in the second quarter of Fiscal 2006.

Net (loss)

The Company reported a net loss of $(10,300), or $(0.18) per fully diluted share in the second quarter of Fiscal 2007, which was comprised of a net loss from continuing operations of $(7,627), or $(0.13) per fully diluted share and a net loss from discontinued operations of $(2,673), or $(0.05) per fully diluted share, which included a gain on sale of discontinued operations of $970. The Company recorded a net loss of $(7,952), or $(0.14) per fully diluted share for the second quarter of Fiscal 2006, which was comprised of a loss from continuing operations of $(5,880), or $(0.10) per fully diluted share and a loss from discontinued operations of $(2,072), or $(0.04) per fully diluted share.

For the six months to February 28, 2007, the Company reported a net loss of $(15,145), or $(0.27) per fully diluted share, which was comprised of a net loss from continuing operations of $(14,753), or $(0.26) per fully diluted share and a net loss from discontinued operations of $(392), or $(0.01) per fully diluted share, which included a gain on sale of discontinued operations of $2,649. The Company recorded a net loss of $(12,356), or $(0.22) per fully diluted share for the first six months of Fiscal 2006, which was comprised of a loss from continuing operations of $(9,962), or $(0.18) per fully diluted share and a loss from discontinued operations of $(2,394), or $(0.04) per fully diluted share

Summary of quarterly results

The following table presents a summary of results for the last eight quarters:

Quarter ended	February 28, 2007	November 30, 2006	August 31, 2006	May 31, 2006
Loss from continuing operations	$(7,627)	$(7,126)	$(41,733)	$(12,935)
Gain (loss) from sale of discontinued operations	970	1,679	3	-
Income(loss) from discontinued operations	(3,643)	602	(4,281)	1,121
Net loss	$(10,300)	$(4,845)	$(46,011)	$(11,814)
Earnings per share (basic and diluted)
Loss per share from continuing operations	$(0.13)	$(0.13)	$(0.74)	$(0.23)
Earnings(loss) per share from discontinued operations	(0.05)	0.04	(0.08)	0.02
Loss per share	$(0.18)	$(0.09)	$(0.82)	$(0.21)

Quarter ended	February 28, 2006	November 30, 2005	August 31, 2005	May 31, 2005
Loss from continuing operations	$(5,882)	$(4,082)	$(60,529)	$(8,272)
Gain on sale of discontinued operations	407	-	-	-
Loss from discontinued operations	(2,478)	(322)	(3,339)	(2,743)
Net income (loss)	$(7,953)	$(4,404)	$(63,868)	$(11,015)
Earnings per share (basic and diluted)
Income (loss) per share from continuing operations	$(0.11)	$(0.07)	$(1.08)	$(0.15)
Income (loss) per share from discontinued operations	(0.03)	(0.01)	(0.06)	(0.05)
Income (loss) per share	$(0.14)	$(0.08)	$(1.14)	$(0.20)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The ice cream and frozen yogurt industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Liquidity

The following sets forth certain measures of liquidity:

	February 28, 2007	August 31, 2006
Cash and restricted cash (including discontinued operations)	$57,178	$393
Working capital	$26,420	$(23,992)
Current ratio	1.48 to 1	0.75 to 1

The increase in the working capital to $26,420 at February 28, 2007 from $(23,992) at August 31, 2006 was primarily due to the proceeds generated by the sale of the assets of Value America, EPFD, CBD and the foodservice segment which were used to reduce amounts outstanding under the Corporate Credit Facility, as discussed below in “Transactions with related parties”.

Cash flows from operating activities of continuing operations

The Company used cash in operating activities of $(8,896) in the second quarter of Fiscal 2007, compared with using $(24,859) of cash in operating activities in the second quarter of Fiscal 2006. For the first six months of Fiscal 2007, the Company used cash in operating activities of $(8,152) compared with a use of cash of $(31,141) in the first six months of the prior year. Cash was primarily used to fund the operating losses during the quarter and to reduce the balance of accounts payable.

Cash flows from investing activities of continuing operations

The Company generated $1,276 of cash from the sale of capital assets during the quarter versus a use of $(1,310) in the prior year quarter primarily relating to the purchase of capital assets.

Cash flows from financing activities of continuing operations

The Company used $1,630 of cash in financing activities in the second quarter of Fiscal 2007, as it paid off the remaining balance of its secured credit line.

Cash flows from operating activities of discontinued operations

The Company used cash from discontinued operations of $(1,081) in the second quarter of Fiscal 2007, compared to earning cash of $16,630 from operating activities discontinued operations in the prior year quarter. The reduction of cash generated from operating activities of discontinued operations was due to the sale of certain profitable operations, primarily CBD in the quarter.

Cash flows from investing activities of discontinued operations

The Company generated cash from investing operations of discontinued operations of $62,953, which represented proceeds from the sale of CBD and the sale of the food service segment.

Contractual Obligations

Since August 31, 2006, CoolBrands’ contractual obligation requirements were reduced as cash generated in the first and second quarters of Fiscal 2007 from the sale of the assets of Value America, EPFD, CBD and the foodservice segment was used to reduce amounts outstanding under the Corporate Credit Facility, as discussed in the section - “Transactions with related parties”, from $10,077 to $nil and the amounts outstanding under the Americana Credit Facility as discussed in the section - “Transactions with related parties” were reduced by $2,094 and then were purchased by 2118769 Ontario Inc. (“2118769”) a company controlled by Michael Serruya, the Chairman, President and Chief Executive Officer of the Company. The Company did not incur any additional obligations in the second quarter of Fiscal 2007 and reduced lease obligations by paying amounts as scheduled.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital resources

Both liquidity and working capital improved as the result of the sale of the yogurt segment which was consummated on January 30, 2007. The Company believes it has enough liquidity to fund operations for the foreseeable future. Additionally, the assets of Americana Foods have been sold by the independent trustee. The Company is currently waiting for the completion of the accounting for the receipts and expenses of the bankruptcy by the trustee. The Company believes that the proceeds from the bankruptcy settlement will be sufficient to repay all or substantially all of the amounts payable to 2118769 and that the excess the Company would be required to fund, if any, is not expected to be significant.

Payment requirements

Payment requirements are substantially unchanged from those disclosed in the annual MD&A for Fiscal 2006 and no new obligations have been incurred. The Company has repaid the Corporate Credit Facility and certain assets (Americana Foods) have been sold pursuant to an independent trustee order in bankruptcy to settle the remaining indebtedness.

Subsequent events

Sale of frozen dessert operations

On March 30, 2007 the Company, through its subsidiaries, sold its Whole Fruti and Fruit-A-Freeze assets to J&J Snack Foods Corp. for cash proceeds of approximately $4,600.

Risk factors and uncertainties

Risk factors and uncertainties are substantially unchanged from those disclosed in the annual MD&A for Fiscal 2006. The Company completed the sale of the yogurt business on January 30, 2007, which generated $45,000 in cash. The Company believes it has sufficient working capital for the foreseeable future. The Company’s Board of Directors is currently evaluating whether to sell the remaining assets or attempt to rebuild the business.

Transactions with related parties

The nature of transactions with related parties is unchanged from those disclosed in the annual MD&A for Fiscal 2006.

In November 2006, 2118769, purchased all of Americana Foods’ bank indebtedness, which aggregated $21,407, (excluding accrued interest and professional fees totaling $267, which was paid by 2118769) from the lender. 2118769 received a first lien security interest in the assets of Americana Foods. The Company remains the guarantor of the Americana Foods debt. The independent trustee has sold or liquidated substantially all of the assets of Americana Foods and is completing his accounting. In March 2007, a payment was made by the bankruptcy trustee to 2118769 of $13,000. To the extent that the proceeds from the liquidation are not sufficient to pay the remaining amount due to 2118769, the Company may be required to make a payment under its guarantee.

In connection with the purchase of the indebtedness outstanding under the Americana Credit Facility by 2118769, the Company and the lender (a “Senior Lender”) amended the Corporate Credit Facility (the “Amendment”) and agreed to reduce the maximum amount of the Corporate Credit Facility to $8,000, subject to a borrowing base. Mr. Serruya, through the holding company (also a “Senior Lender”), issued an irrevocable letter of credit with a face value of $5,000 in favor of the lender. The Senior Lenders and the Company also entered into a forbearance agreement which changed the maturity date of the Corporate Credit Facility from April 21, 2009 to May 17, 2007. The Amendment required the Company to utilize proceeds from the sales of assets to reduce the indebtedness based upon a specified schedule. At February 28, 2007, there was no amount outstanding under the Corporate Credit Facility and the $5,000 letter of credit has been released by the lender.

Mr. Serruya received warrants to purchase 5,500 subordinate voting shares of the Company in connection with the acquisition of the senior indebtedness as compensation for services. The exercise price of each warrant is $0.50 Cdn and the term of the warrants is five years from the date of the grant. The warrants issued by the Company in connection with this transaction were valued at $1,764 USD ($1,980 CDN) using the Black-Scholes pricing model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate, and was expensed by the Company in the first quarter of Fiscal 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s assessment of internal controls

During Fiscal 2006, management commenced an assessment and evaluation of the Company's systems of internal control over financial reporting. As part of the assessment and evaluation process, the Company engaged an outside consulting firm to perform documentation and Sarbanes Oxley compliance testing work over the Company’s internal controls over financial reporting. At each subsidiary, the consultant reviewed the following processes: Capital Spending and Maintenance, Financial Reporting, Inventory and Production, Information Technology, Payroll and Human Resources, Purchasing and Accounts Payable and Revenue and Accounts Receivable. Documentation of all relevant internal controls was completed but due to the financial difficulties of the Company's business segments and the sale and ultimate discontinuance of various of the Company's operating segments, the Company had neither the resources nor the funds necessary to complete the testing of internal controls over financial reporting at all of its business segments. Even though the work was not completed, management was able to determine that there were significant deficiencies in financial reporting, accounts payable and accounts receivable and material weaknesses in inventory and information technology in the Company’s Integrated Brands subsidiary. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. There was material weaknesses in inventory control at Integrated Brands related to the fact that (a) inventory located at third party warehouses was not subject to periodic physical inventory counts; (b) inventory obsolescence records were not documented; (c) changes to inventory production schedules were not documented and (d) the inventory sub-ledger when reconciled to the general ledger showed large unresolved differences. There were information technology weaknesses at Integrated Brands related to (a) the lack of a development methodology for system maintenance; (b) the lack of an information security policy that details the organizations approach to information security; (c) the lack of an approach for performing security administration; (d) the need to define and document minimum password standards for the SAP and Epicor environments and (e) the lack of definition and implementation of reporting general system monitoring and alerts. Because management did not complete its assessment, there may be other material weaknesses that have not been uncovered.

The Company’s management designed the internal controls over financial reporting at the Company's various business segments. The testing of the internal controls at Americana Foods was only approximately 30% complete when the work was terminated. Further, with respect to CBD, the yogurt segment, the testing of the financial controls was only approximately 50% complete when the work was terminated. The testing of the financial controls at the Company's other business segments was substantially complete at the time the work was terminated.

The Company has undergone a significant downsizing and has disposed of or closed down a significant portion of its businesses. The Company now only operates in the frozen dessert segment which itself is substantially smaller than at the beginning of Fiscal 2006. Because of the sales of the dairy component segment, the yogurt segment, the foodservice segment and part of the frozen dessert segment, and the bankruptcy and closing of Americana Foods, the Company expects that its financial reporting will become less complicated and management is designing processes and procedures appropriate for the organization. However, because of, among other things, loss of staff, the Company may not have the resources to complete its assessment of internal controls, or implement the necessary controls to correct any deficiencies.

Critical accounting policies

The accounting policies discussed in this section are those that are considered to be particularly critical to an understanding of the Company’s financial statements because their application places the most significant demands on management’s ability to judge the effect of inherently uncertain matters on the Company’s financial results. For all of these policies, management cautioned that future events rarely develop exactly as forecast, and management’s best estimates may require adjustment. Management believes that the critical accounting policies are substantially unchanged from those disclosed in the Fiscal 2006 MD&A.

Legal matters

CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. CoolBrands evaluates among other things, the degree of probability of an unfavorable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, significant changes in legal proceedings and claims or the factors considered in the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.

In connection with the sale of a portion of its businesses and assets, the Company has mutually terminated the license agreements with certain licensors. The ability of the Company to effect the termination of the remainder of its licenses on favorable terms is uncertain. The Company was served notice on March 12, 2007 by Godiva Chocolatier, Inc. and Godiva Brands, Inc. alleging that the Company has breached its license agreement and the licensor has filed a claim in the Supreme Court of the State of New York for damages of $14 million for breach of contract plus additional damages. The outcome and resolution of such claim is uncertain at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Annual Information Form

Additional information relating to CoolBrands including CoolBrands’ Annual Information Form is available on SEDAR at www.sedar.com

Outstanding share data

As of May 1, 2007, the Company had 50,049 subordinate voting shares, 6,026 multiple voting shares and 5,500,000 warrants outstanding.

Outlook

The outlook for the remainder of Fiscal 2007 is substantially unchanged from what was disclosed in the Fiscal 2006 MD&A. The Company has completed the sale of a substantial amount of its businesses. The Company believes it has sufficient working capital to operate for the foreseeable future. The Company’s Board of Directors is currently evaluating the options for the Company.

Responsibility for MD&A

Management is responsible for the preparation of this MD&A, including its reliability and timeliness of information disclosed therein. The Company’s board of directors is responsible for approving the MD&A.

The consolidated financial statements for the three and six months ended February 28, 2007 have not been reviewed by the Company’s independent auditors.

“Michael Serruya”	“Ken MacKenzie”

Michael Serruya	Ken MacKenzie
President and Chief Executive Officer	Chief Financial Officer

May 3, 2007